August 11, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	OmniReliant Holdings, Inc.
Pre-effective Amendment 3 to Registration Statement on Form S-4
Filed July 29, 2009
File No. 333-157256

Dear Ms. Long:

We have reviewed the comments contained in your letter dated August 5, 2009 and submit the following responses.

General

1.	Please update the financial statements and corresponding financial information, including the pro forma financial information, to comply with Rule 8-08 of Regulation S-X, as necessary.

Response:

We note your comment and will update the appropriate financial information should the registration statement not be effective within the time frame allotted.

2.
Refer to prior comment 3. It remains unclear how the calculations on the cover page and elsewhere in a document of the conversion price for the Series E preferred were calculated. Expand your disclosure in the summary and in the description of the Series E preferred to clearly explain how the conversion price will be adjusted. For example, will you divide the value of 13 million shares at $1.20 ($15,600,000) by the market value to determine the total number of shares into which the 1-3 million shares will be convertible? Please also explain how you will arrive at the per-share conversion rate. Correct your sample calculations of the conversion amounts as necessary throughout your document.

Response:

The Company has revised its disclosure in accordance with the Commission’s comments in order to expand its disclosure regarding the mechanics of conversion.

3.
Ensure that your various disclosures of the impact of different market price scenarios on the preferred conversion rate are consistent throughout your prospectus. The tabular disclosures on pages 26 an 28 showing 20,634,621 shares of Series E preferred stock at the assumed market price of $ 0.75 is inconsistent with the tabular disclosures on pages 30 and 42 showing 20,634,921 shares of Series E preferred stock at the assumed market price of $0.75. Similarly, the tabular disclosure on page 30 showing 15,476,160 shares of Series E preferred stock at the assumed market price of $1.01 is inconsistent with the tabular disclosures on pages 26 and 28 showing 15,476,190 shares of Series E preferred stock at the assumed market price of $1.01. Please reconcile the disclosures.

Response:

We’ve corrected the various disclosures.  Please see the revisions in the amended filing.

Prospectus Summary, page 8

4.
We note that you refer to the Agreement and Plan of Merger as being included as Appendix A to the prospectus. If you intend to include the merger agreement as an appendix to the prospectus, please include a reference to the appendix in the table of contents and actually append the merger agreement, labeled as Appendix A, to the prospectus.

Response:

The Company has revised the Registration Statement to include Appendix A.

Comparative Per Common Share Data, page 9

5.
We note your response to prior comment 12. It does not appear that your disclosures were revised in note 4 to further clarify that for purposes of computing the income (loss) per equivalent common share amounts you assumed that the Series E preferred stock being given to Abazias’ shareholders was converted into common stock.

Response:

We’ve updated our disclosure to clarify that the comparative per common share data assumes the Series E Preferred was converted into common stock.  Please see the revised disclosure in the amended filing.

Pro Forma Financial Information, page 19

6.
Please give effect to the securities purchase agreement you entered into with Vicis Capital Master Fund on July 20, 2009 in your pro forma financial statements. Please include the adjustments related to the securities purchase agreement in a separate column. You should first present your acquisition-related adjustments in one column which should be followed with a subtotal column which only presents the pro forma impact of the acquisition. After this, you should present a separate column which includes the adjustments related to the securities purchase agreement. This should be followed by a total column which presents the pro forma impact of the acquisition and the securities purchase agreement. If you are unable to give pro forma effect to the agreement at this time, please disclose the terms of the agreement in your pro forma financial information and disclose why you are unable to give effect to it.

Response:

As requested, we’ve updated our pro forma financial statements to reflect the securities purchase agreement with Vicis Capital Master Fund on July 20, 2009.  Please see the changes in the amended filing.

Identification of the Acquiring Entity, page 25

7.
In the sensitivity table you show different amounts of Series E Preferred Stock outstanding, depending upon the closing market price, which contrasts with your disclosure throughout the prospectus that you will issue only 13 million shares (plus up to 1,000 additional shares to cover rounding). We understand that the closing market price of the OmniReliant common stock impacts the number of shares of common stock into which the Series E Preferred is convertible. Please revise your disclosure on page 26 to clarify.

Response:

We note your comment and have updated our disclosure to clarify the amounts are shares of common stock into which Series E Preferred is convertible.  Please see the revised disclosure in the amended filing.

Responze TV Loan Agreement, page 55

8.
Refer to prior comment 13. We note that the defendant's motion to dismiss the case was returnable on July 31, 2009. As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

Response:

The Company has revised its disclosure to include the new return date of the defendant’s motion to dismiss as August 21, 2009.

Abazias Purchase Transaction, page 44; Liquidity and Capital Resources, page 76; Agreement and
Plan of Merger, page 101

9.
We note the disclosure in the captioned sections, the Merger Agreement, and in the notes to the pro forma financial statements regarding OmniReliant's commitment to provide Abazias with $500,000 of additional funding after closing, and that additional shares will be issued by OmniReliant if such funding is not provided when requested. Please disclose the extent to which you have already satisfied this requirement, notwithstanding that the transaction has not yet closed, and clarify, if true, that you will not be required to issue additional shares to Abazias' stockholders under this provision after the closing.

Response:

The Company has revised its disclosure to reflect that OmniReliant has satisfied its obligation of funding and is not required to issue additional shares to Abazias’ shareholders.

Exhibit 8.1

10.
Refer to prior comment 25. We note that you have refiled an unexecuted form of tax opinion. As noted previously, an executed tax opinion must be filed before the registration statement's effectiveness. Please revise.

Response:

The opinion has been revised in accordance with the Commission’s comments.

11.
Refer to prior comment 26. We note that you have retained the statements "The opinions stated above represent our conclusions... as of the date of this letter" and "The opinions set forth herein are as of the date hereof, and we undertake no obligations to update these opinions..." As noted previously, since the tax opinion must speak as of the date of the registration statement's effectiveness, please delete the statements. Alternatively, file an updated tax opinion immediately before the registration statement's effectiveness.

Response:

The opinion has been revised in accordance with the Commission’s comments

12.
Please ensure that the tax opinion specifically addresses the tax consequences of the transaction to Abazias's shareholders, as outlined on page 90 under "U.S. Federal Income Tax Consequences of the Merger to U.S. Holders".

Response:

The opinion has been revised in accordance with the Commission’s comments.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc:	Mr. Paul Morrison
OmniReliant Holdings
Chief Executive Officer

Mr. Oscar Rodriguez
Abazias, Inc.
President

61 Broadway New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com